Exhibit 99.1

Acorn International Names Jacob A. Fisch CEO

SHANGHAI, China, November 3, 2017 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced that its board of directors has appointed Jacob A. Fisch, current President, to the position of CEO and President of the Company, effective immediately.

“I am thrilled to pass the torch to Jacob Fisch, our new CEO,” said Mr. Robert Roche, Acorn’s Executive Chairman. “Having worked alongside Jake for many years, I can attest to his vision, business acumen and ability to execute adeptly on both strategy and operations. Since joining Acorn as President in 2015, he has made significant contributions in the turnaround of the business, helping guide us through an extremely challenging time, and more recently in implementing our new business initiatives. I look forward to seeing Acorn flourish under his leadership.”

“I am honored to assume the role of CEO of Acorn at this exciting time in the life of our Company,” said Mr. Fisch. “Having worked intensively to restructure the business, we are now focused on developing new areas to drive growth once again. I am optimistic about the direction we are headed as we rebuild this great company.”

Mr. Fisch has served as President of Acorn since 2015. His background includes top executive roles with publicly-listed, global supply chain manager and consumer products giant Li & Fung Limited (HKSE: 494) from 2006 to 2010 and then with its controlling shareholder, the Fung Group, from 2010 to 2012. Such roles included Director of Corporate Development for the Fung Group, and Senior Vice President – General Counsel for Li & Fung Limited, where he was part of the core leadership team and global head of Legal responsible for Li & Fung’s then over 80 offices in over 40 countries. Mr. Fisch also co-founded leading Hong Kong venture firm, Nest, in 2010, and founded Mile Point Capital Partners in 2011. In 2013, Mr. Fisch also co-founded and became the non-executive Chairman of Dragon Law, a Hong Kong and Singapore based SaaS technology company. Prior to these roles and activities, Mr. Fisch was an attorney at leading international law firms in New York City, Hong Kong and Shanghai. Mr. Fisch has been a term member at the Council on Foreign Relations in New York City, a member of the Hong Kong-based Hong Kong Forum, affiliated with the Council on Foreign Relations, and is a member of the Executive Forum, a fifty-person forum for the most senior managers of multinational corporations headquartered in Asia. Mr. Fisch holds a J.D. from Harvard Law School and a B.A. from Columbia University.

About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

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